UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 1-11176

For the month of November 2026.

Grupo Simec, S.A.B.de C.V.

(Translation of Registrant’s Name Into English)

Av. Lázaro Cardenas 601, Colonia la Nogalera, Guadalajara, Jalisco, México 44440

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO SIMEC, S.A.B. de C.V.
(Registrant)

Date: November 10, 2026.	By:	/s/ Mario Moreno Cortez
		Name:	Mario Moreno Cortez
		Title:	Finance Coordinator

PRESS RELEASE

Contact: José Luis Tinajero
Mario Moreno Cortez
Grupo Simec, S.A.B. de C.V.
Calzada Lázaro Cárdenas 601
44440 Guadalajara, Jalisco, México
52 55 1165 1028
52 33 3770 6734

GRUPO SIMEC ANNOUNCES AGREEMENT WITH VOTORANTIM, S.A. TO ACQUIRE ACERBRAG, S.A.

GUADALAJARA, MEXICO, November 10, 2026 - Grupo Simec, S.A.B. de C.V. (NYSE: SIM) (“Simec”) announced agreement with Votorantim, S.A. to acquire Acerbrag, S.A.

Grupo Simec, S.A.B. de C.V., NYSE: (SIM), announces that it has reached an agreement to acquire, using its own funds, 100% of the share capital of Acerbrag S.A., a steel company located in Bragado, in the province of Buenos Aires, Argentina, currently owned by Votorantim S.A.

This transaction represents a strategic step in Grupo Simec’s growth and international expansion plans, enabling it to strengthen its presence in South America.

Acerbrag has more than 60 years of experience in the production of long steel products and has modern industrial facilities, including steelmaking and rolling operations. Its products primarily serve the industrial, construction and agribusiness sectors, and the company has an established track record in the Argentine market.

The addition of Acerbrag will enable Grupo Simec to strengthen its geographic presence, increase its production capacity and generate operational and commercial synergies.

Grupo Simec will continue to focus on operational efficiency, financial discipline and the development of its businesses, seeking to strengthen its competitiveness in the markets in which it operates.

The transaction is subject to the satisfaction of customary closing conditions, including the applicable regulatory approvals.